CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014	1,527,613	$10.00	$15,276,130	$1,967.57

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement STR-3 dated April 2, 2012)

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement STR-3.

The initial estimated value of the notes as of the pricing date is $9.72 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” on page TS-6 of this term sheet and “Structuring the Notes” on page TS-10 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$15,276,130.00
Underwriting discount	$0.125	$190,951.62
Proceeds, before expenses, to BAC	$9.875	$15,085,178.38

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

October 29, 2013

1,527,613 Units
$10 principal amount per unit
CUSIP No. 06053F885
Pricing Date October 29, 2013 Settlement Date November 5, 2013 Maturity Date
November 7, 2014
Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price
¡ Automatically callable if the Silver Spot Price on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is at or above the Starting Value
¡ In the event of an automatic call, the amount payable per unit will be:
¡ $11.10 if called on the first Observation Date
¡ $11.65 if called on the second Observation Date
¡ $12.20 if called on the final Observation Date
¡ If not called on the first or second Observation Dates, a maturity of approximately one year
¡ If not called, 1-to-1 downside exposure to decreases in the Silver Spot Price, with up to 100% of your principal at risk
¡ All payments are subject to the credit risk of Bank of America Corporation
¡ No periodic interest payments
¡ Limited secondary market liquidity, with no exchange listing

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Summary

The Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes will be automatically called at the applicable Call Amount if the Ending Value (as defined below) of the Market Measure, which is the Silver Spot Price on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Silver Spot Price. See “Terms of the Notes” below.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our implied borrowing costs and the market prices for the hedging arrangements related to the notes. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-10.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year
Market Measure:	The London Silver Market Fixing Ltd. Fixing Price (the “Silver Spot Price”), which is a benchmark price for silver (Bloomberg symbol: “SLVRLN”).
Starting Value:	2,231.00
Ending Value:	The Silver Spot Price on the final Observation Date.
Observation Level:

The Silver Spot Price, on the Observation Date. If it is determined that the scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Observation Date, the Observation Level will be determined as more fully described beginning on page S-25 of product supplement STR-3.

Observation Dates:

April 29, 2014, July 29, 2014, and October 31, 2014 (the final Observation Date).

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page S-25 of product supplement STR-3.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

$11.10, representing a Call Premium of 11.00% of the Original Offering Price, if called on the first Observation Date;

$11.65, representing a Call Premium of 16.50% of the Original Offering Price, if called on the second Observation Date; and

$12.20, representing a Call Premium of 22.00% of the Original Offering Price, if called on the final Observation Date.

Call Settlement Dates:

The fifth business day following the applicable Observation Date, subject to postponement as described on page S-25 of product supplement STR-3; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	2,231.00, or 100% of the Starting Value
Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Payment Determination

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

$10 +	[	$10 ×	(	Ending Value – Threshold Value Starting Value	)	]

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STR-3 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146587/d324780d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Silver Spot Price on any of the Observation Dates will be equal to or greater than the Starting Value, and, in that case, you accept an early exit from your investment.

▪	You accept that the return on the notes, if any, will be limited to the return represented by the applicable Call Premium even if the percentage change in the Silver Spot Price is significantly greater than the applicable Call Premium.

▪	If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo the rights and benefits of owning silver or any related futures contract.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You wish to make an investment that cannot be automatically called prior to maturity.

▪	You believe that the Silver Spot Price will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪	You seek an uncapped return on your investment.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning silver or any related futures contract.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 100.00;

3)	a Call Level of 100.00;

4)	the term of the notes from November 5, 2013 to November 7, 2014;

5)	the Call Premium of 11.00% of the Original Offering Price if the notes are called on the first Observation Date, 16.50% if called on the second Observation Date, and 22.00% if called on the final Observation Date; and

6)	Observation Dates occurring on April 29, 2014, July 29, 2014, and October 31, 2014 (the final Observation Date).

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 2,231.00, which was the Silver Spot Price on the pricing date. For recent actual prices of the Market Measure, see “The Silver Spot Price” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.10 = $11.10 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.65 = $11.65 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.20 = $12.20 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

$10 –	[	$10 ×	(100.00 – 85.00 100.00)	]	= $8.50

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
Summary of the Hypothetical Examples	Example 1	Example 2	Example 3	Example 4

Starting Value	100.00	100.00	100.00	100.00

Call Level	100.00	100.00	100.00	100.00

Threshold Value	100.00	100.00	100.00	100.00

Observation Level on the First Observation Date	110.00	90.00	90.00	88.00

Observation Level on the Second Observation Date	N/A	105.00	83.00	78.00

Observation Level on the Final Observation Date	N/A	N/A	105.00	85.00

Return of the Market Measure	10.00%	5.00%	5.00%	-15.00%

Return of the Notes	11.00%	16.50%	22.00%	-15.00%

Call Amount / Redemption Amount per Unit	$11.10	$11.65	$12.20	$8.50

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-3, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in silver, as measured by the Silver Spot Price.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our implied borrowing rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the Silver Spot Price, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-10. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Silver Spot Price, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in silver and related futures contracts) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to silver or any related futures contracts.

▪	The price of silver may change unpredictably, affecting the value of your notes in unforeseeable ways.

▪	Suspensions or disruptions of trading in silver and related futures contracts may adversely affect the value of the notes.

▪	Changes in exchange methodology or changes in law or regulations may affect the value of the notes prior to maturity.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	We are not responsible for the actions or public disclosure of information of the London Bullion Market Association (including any successor, the “LBMA”).

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement STR-3.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Additional Risk Factors

There are risks associated with investing in silver or silver-linked notes.

The Silver Spot Price is derived from a principals’ market which operates as an over-the-counter (“OTC”) physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Silver Spot Price.

The price movements in the Silver Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for silver that have more distant delivery dates than the Silver Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Silver Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.

Changes in the methodology used to calculate the Silver Spot Price or changes in laws or regulations may affect the value of the notes.

Members of the LBMA set the Silver Spot Price and may adjust the value of the Silver Spot Price in a way that adversely affects the value of the notes. In setting the Silver Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Silver Spot Price. Any change of this kind could cause a decrease in the Silver Spot Price, which would adversely affect the value of the notes. In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Silver Spot Price and, as a result, could adversely affect the value of the notes.

The Silver Spot Price and the value of the securities may be affected by currency exchange fluctuations.

The Silver Spot Price is determined in U.S. dollars. As a result, appreciation of the U.S. dollar may increase the relative cost of the Silver Spot Price for foreign consumers, thereby potentially reducing demand for silver. As a result, the Silver Spot Price and the value of the notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the notes.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Other Terms of the Notes

The provisions of this section supersede and replace the definitions of “Market Measure Business Day” and “Market Disruption Event” set forth in product supplement STR-3.

Market Measure Business Day

A “Market Measure Business Day” means a day on which the Silver Spot Price or any successor thereto is determined and published by LBMA, or any successor thereto.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined by the calculation agent:

(A) the suspension of or material limitation on trading in silver, or futures contracts or options related to silver, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in silver, or futures contracts or options related to silver, on the Relevant Market;

(C) the failure of the LBMA (as defined above) to calculate or publish the official fixing price of silver for that day (or the information necessary for determining the official fixing prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with the issuer’s ability or the ability of any of the issuer’s affiliates to unwind all or a material portion of a hedge that the issuer or the issuer’s affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of silver, or if such market is no longer the principal trading market for silver or options or futures contracts for silver, such other exchange or principal trading market for silver as determined by the calculation agent which serves as the source of prices for silver, and any principal exchanges where options or futures contracts on silver are traded.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

The Silver Spot Price

The Silver Spot Price is a benchmark price used in the markets where silver is sold for U.S. dollars and delivered immediately. The Silver Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol SLVRLN. The Silver Spot Price is an internationally published benchmark of the spot price of silver in U.S. cents per troy ounce as determined at 12:00 P.M. London time. The Silver Spot Price is determined by three market-making members of the LBMA. These members meet by telephone each London business day at 12:00 p.m. to determine the Silver Spot Price. The three members are the Bank of Nova Scotia-ScotiaMocatta, Deutsche Bank AG, and HSBC Bank USA, N.A.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in silver or in any silver transaction traded on the London bullion market.

The notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.

The following graph shows the monthly historical performance of the Silver Spot Price in the period from January 2008 through September 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Silver Spot Price was 2,231.00.

This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth above is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Silver Spot Price.

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Silver Spot Price. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $0.05 per unit). This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit Original Offering Price and will depend on the performance of the Silver Spot Price. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Silver Spot Price, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to the Notes” beginning on page S-10 and “Use of Proceeds” on page S-23 of product supplement STR-3.

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Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price, due November 7, 2014

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Silver Spot Price.

•	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement STR-3.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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